Exhibit 12.1

Ameren Corporation Computation of Ratio of Earnings to Fixed Charges (Thousands of Dollars, Except Ratios)

	6 Months Ended	Year Ended
	June 30,	December 31,
	2008	2007
Net income from continuing operations	$343,727	$617,804
Less- Change in accounting principle	-	-
Less- Minority interest	(16,309)	(27,266)
Add- Taxes based on income	205,718	330,141
Net income before income taxes, change in accounting principle, and minority interest	565,754	975,211

Add- fixed charges:
Interest on long term debt (1)	216,832	421,406
Estimated interest cost within rental expense	3,153	5,020
Amortization of net debt premium, discount, and expenses	9,275	18,638
Subsidiary preferred stock dividends	5,420	10,871
Adjust preferred stock dividends to pre-tax basis	3,193	5,709
Total fixed charges	237,873	461,644

Less: Adjustment of preferred stock dividends to pre-tax basis	3,193	5,709

Earnings available for fixed charges	$800,434	$1,431,146

Ratio of earnings to fixed charges	3.36	3.10

(1) Includes FIN 48 interest expense